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  FORM 3         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 --------                   Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.  Name and Address of Reporting Person*

        Avanex Corporation
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        (Last)                     (First)                        (Middle)

                           40919 Encyclopedia Circle
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                                   (Street)
        Fremont                       CA                              94538
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        (City)                      (State)                           (Zip)

2.  Date of Event Requiring Statement (Month/Day/Year)

    March 18, 2002
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3.  IRS Identification Number of Reporting Person if an entity
    (Voluntary)

    94-3285348
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4.  Issuer Name and Ticker or Trading Symbol

    Oplink Communications, Inc. (OPLK)
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

         Director       Officer               X 10% Owner        Other
     ---            --- (give title below)   ---             --- (specify below)

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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group (Check Applicable Line)
      X  Form Filed by One Reporting Person
    ----
         Form filed by More than One Reporting Person
    ----

             TABLE I--Non-Derivative Securities Beneficially Owned

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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
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Common Stock          49,414,292 (1)             D
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reported person, see Instruction
  5(b)(v).

               Table II--Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                      Amount or                        (Instr. 5)
                               Exer-     tion            Title        Number of
                               cisable   Date                         Shares
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
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Option to purchase Common
Stock                           (2)      (3)    Common Stock          32,769,053 (4)    $1.755            D
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

Explanation of Responses:

(1) 44,437,981 shares of Oplink Common Stock, and 4,976,311 shares of Oplink Common Stock subject to options exercisable within 60 days, are subject to Voting Agreements dated as of March 18, 2002 entered into by Avanex and certain stockholders of Oplink as an inducement for Avanex to enter into an Agreement and Plan of Reorganization (the "Merger Agreement"). Avanex expressly disclaims beneficial ownership of any of the shares of Oplink Common Stock covered by the Voting Agreements. Based on the number of shares of Oplink Common Stock outstanding as of March 15, 2002 (as represented by Oplink in the Merger Agreement), the aggregate number of shares of Oplink Common Stock indicated represents approximately 29.3% of the outstanding Oplink Common Stock, including the 4,976,311 shares of Oplink Common Stock subject to options exercisable within 60 days of March 18, 2002, but excluding the shares of Oplink Common Stock issuable upon exercise of the Option (discussed below).

(2) As an inducement for Avanex to enter into the Merger Agreement, Avanex and Oplink entered into a Stock Option Agreement dated as of March 18, 2000 (the "Oplink Stock Option Agreement"). Pursuant to the Stock Option Agreement, Oplink granted Avanex an irrevocable option (the "Option") to acquire, subject to certain conditions, up to 32,769,053 shares of Oplink Common Stock (subject to adjustments based on an increase or decrease in the issued and outstanding Oplink Common Stock) which, based upon the 163,927,229 shares of Oplink Common Stock outstanding as of March 15, 2002 (as represented by Oplink in the Merger Agreement), equal 19.9% of Oplink's Common Stock, excluding shares of Oplink Common Stock issuable upon exercise of the Option, for a purchase price of $1.755 per share. Oplink's obligation to issue shares to Avanex pursuant to the exercise of the Option is subject to the occurrence of certain events (each, an "Exercise Event"), which may not occur. In general, an Exercise Event may be deemed to have occurred (a) if the Merger Agreement is terminated because: (i) the Board of Directors of Oplink for any reason withdraws, amends or modifies its recommendation in favor of the Merger, in a manner adverse to Avanex, (ii) the Board of Directors of Oplink fails to reaffirm its recommendation in favor of the Merger or of this Merger Agreement within ten (10) business after Avanex requests that such recommendation be reaffirmed after the public announcement of an Acquisition Proposal (as defined in the Merger Agreement), (iii) the Board of Directors of Oplink approves or recommends to its stockholders an Acquisition Proposal, (iv) a tender or exchange offer relating to securities of Oplink shall have been commenced by a person unaffiliated with Avanex and Oplink shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Oplink recommends rejection of such tender or exchange offer, (v) Oplink's Board of Directors shall have amended its Rights Agreement dated March 18, 2002 in a manner so as to render it inapplicable to any Acquisition Proposal, or (vi) Oplink has materially breached the provisions of Section 5.2(b) or 5.3 of the Merger Agreement (relating to the recommendation of its Board of Directors and the non-solicitation of alternative transactions), or (b) the Merger Agreement is terminated by Avanex or Oplink, as applicable, pursuant to Section 7.1(b) or
Section 7.1(e) of the Merger Agreement and any of the following shall occur: (1) if after March 18, 2002 and prior to the termination of the Merger Agreement; there has been public disclosure of an Acquisition Proposal (which has not publicly and irrevocably been withdrawn) and within twelve (12) months following the termination of the Merger Agreement an Acquisition (as defined in the Merger Agreement) is consummated; or (2) within twelve (12) months following the termination of the Merger Agreement, Oplink enters into an agreement providing for an Acquisition of Oplink and such Acquisition of Oplink is subsequently consummated.

               Table II--Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

(3) The Option will terminate upon the earliest of (i) the completion of the Merger; (ii) twelve (12) months following the date on which the Merger Agreement is terminated pursuant to Section 7.1(b) or 7.1(e) thereof, if no event causing the Oplink Termination Fee (as defined in the Merger Agreement) to become payable pursuant to Section 7.3(b)(i) of the Merger Agreement has occurred as a result of such termination; (iii) twelve (12) months following payment of the Oplink Termination Fee as a result of the termination of the Merger Agreement pursuant to Section 7.1(f) thereof; (iv) in the event the Merger Agreement has been terminated pursuant to Section 7.1(b) or 7.1(e) thereof and the Oplink Termination Fee became payable pursuant to Section 7.3(b)(i) thereof as a result of such termination, twelve (12) months after payment of the Termination Fee, provided, however, that the Option will terminate immediately after the payment of the Oplink Termination Fee in the event that the Acquisition that was consummated as a condition to the payment of such fee resulted in (A) the purchase from Oplink or acquisition by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of a one hundred percent (100%) interest in the total outstanding voting securities of Oplink or any tender offer or exchange offer that if consummated would result in any person or "group" beneficially owning one hundred percent (100%) of the total outstanding voting securities of Oplink, (B) any sale, lease (other than in the ordinary course of business), acquisition or disposition of one hundred percent (100%) of the assets of Oplink (including its subsidiaries taken as a whole) or (C) any liquidation or dissolution of Oplink; and (v) the date on which the Merger Agreement is terminated under circumstances in which the Oplink Termination Fee is not then payable and could not, regardless of the lapse of time or the occurrence or non-occurrence of any event, become payable; provided, however, that if the Option cannot be exercised by reason of any applicable government order, judgment or decree or because the waiting period related to the issuance of the shares pursuant to exercise of the Option under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, will not have expired or been terminated, then the Option will not terminate until the tenth
(10th) business day after such impediment to exercise will have been removed or will have become final and not subject to appeal.

(4) Avanex expressly disclaims beneficial ownership of any of the shares of Oplink Common Stock which are purchasable by Avanex upon exercise of the Option until such time as Avanex purchases any such shares of Oplink Common Stock upon any such exercise.


                          /s/ JESSY CHAO                       March 28, 2002
                          -----------------------------------  -----------------
                          **Signature of Reporting Person      Date


** Intentional misstatements or omissions of
   facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

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